FOIA Confidential Treatment Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

(with respect to certain portions of this response)

Peter A. Trpkovski, Chief Financial Officer

One South Wacker Drive

Suite 1000

Chicago, IL 60606

Tel: (312) 696-3101

April 25, 2025

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly Singleton
Andrew Blume

Re:	Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Quarterly Period Ended September 30, 2024
File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated March 14, 2025, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are bolded.

Because of the commercially sensitive nature of information contained herein, and pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act (“FOIA”), or otherwise, for portions of its responses to the Staff’s comments 2 and 3. Specifically, the Company requests that the portions of its response to the Staff’s comments 2 and 3 that have been redacted from the version of this letter filed via the Securities and Exchange Commission’s (the “Commission”) EDGAR system and identified by the mark “[***]”(on the pages marked [CENX – 8], [CENX – 9], [CENX – 11] and [CENX – 12] of the filed version of this letter) be maintained in confidence, not made part of any public record and not be disclosed to any person, including in response to any requests under FOIA, or otherwise, as such responses contain confidential information. These responses are being provided to the Commission in their entirety under separate cover along with the request for

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confidential treatment. The Company is also filing a redacted copy of this response letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements

Note 2. Acquisition of Jamalco, page 64

1.	We have reviewed your response to prior comment 1. In your response to the fifth bullet point, you indicate that you consolidate “the mineral properties and related raw and unfinished inventories through control of Jamalco, net of liabilities” and proportionately consolidate “the undivided interests in individual fixed assets that are jointly held by the Company and the Government of Jamaica.”

•	Provide us with your basis under U.S. GAAP for your hybrid method of consolidation for the same entity, which appears to use both full and proportionate accounting methods. In doing so, expand on the nature of the legal entity or entities involved and the specific assets with undivided interests.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectively advises the Staff that the Company is not applying a hybrid method of consolidation for the same entity. The Company is applying ASC 810 to determine that the Jamalco JV should be consolidated. Separate from the considerations under ASC 810, the Company is also applying other accounting guidance to its ownership of an undivided direct interest in certain operating assets used in the business of the Jamalco JV but held outside of the Jamalco JV. As such, the remainder of this response is intended to further clarify (i) the Company’s conclusion that ASC 810 should be applied to the Jamalco JV and (ii) the accounting considerations and conclusions related to the Company’s accounting for its undivided direct interest in the above-referenced operating assets held by General Alumina Jamaica Limited (GAJL).

The Company’s wholly owned subsidiary, Century Aluminum Jamaica Holdings, Inc. (CAJH), wholly owns General Alumina Holdings Limited (GAHL), which in turn, wholly owns GAJL, which is the direct holder of a 55% interest in the Jamalco JV. CAJH, GAHL, GAJL and the Jamalco JV are viewed as separate legal entities within our consolidation.

We considered Deloitte’s Roadmap: Consolidation – Identifying a Controlling Financial Interest (the “Roadmap”) in our evaluation noting the following:

Section 2.5 – Legal Entity - Throughout this Roadmap, we refer to the entity that is analyzed for potential consolidation as the “legal entity.” Both the VIE model and the voting interest entity model require a reporting entity to evaluate its involvement with any legal entity to establish

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whether consolidation of the legal entity is required. The assessment of whether a structure is a legal entity is a critical first step in the overall consolidation analysis.

Section 2.5 of the Roadmap also clarifies that a “legal entity” need not be incorporated or registered with a governmental agency or regulatory body as the definition of a “legal entity” is intentionally broad and depends on specific facts and circumstances. We also evaluated Section 3.2 – Legal Entities of the Roadmap which notes the following:

The scope of the consolidation guidance in ASC 810-10 is limited to a reporting entity’s involvement with another legal entity. The Codification defines “legal entity” relatively broadly; therefore, almost any legal structure that is used to own assets, issue debt, or otherwise conduct activities would meet the definition of a legal entity. The particular legal form of the entity (e.g., a corporation, a partnership, a limited liability company, a grantor trust, or other trust) is not relevant to the determination of whether the entity is a legal entity. (emphasis added)

In conducting its analysis of the above accounting guidance in its entirety, the Company concluded that, although the Jamalco JV is not an incorporated legal entity, the Jamalco JV is considered to be a legal entity in the manner it conducts business (e.g., third parties contractual arrangements, financing ability, etc.) and thus would be evaluated for consolidation under U.S. GAAP pursuant ASC 810.

Separate from the Company’s 55% interest in the Jamalco JV, each of GAJL and the Jamaican Government also have an undivided, direct, proportionate ownership interest (the “Undivided Interests”) in each of certain operating assets used in the business of the Jamalco but owned directly by the Jamalco JV’s partners rather than by the Jamalco JV itself, including the land, buildings, equipment and refinery and mining operation assets. In our comment response letter dated January 17, 2025, we previously referred to this group of assets as “the Principle JV” Assets, but they are more accurately referred to as “Production Assets” since the assets are not legally held by the Jamalco JV. The Company evaluated how to account for the Undivided Interests separate from the Jamalco JV as the Production Assets are not held by the Jamalco JV and are not held by a legal entity; in fact, the Production Assets and the Undivided Interests in the Production Assets are subject to a longstanding agreement (the “Asset Agreement”) between the holders of the Undivided Interests which, subsequent to the acquisition, are GAJL and the Jamaican Government. The Asset Agreement outlines the terms of ownership and cooperation between GAJL and the Jamaican Government to utilize the Production Assets to perform excavation and related activities in support of Jamalco’s operations. As such, the Company concluded ASC 810 did not apply to the Production Assets as ASC 810-10-15-4 indicates that legal entities are subject to the consolidation guidance and the Production Assets do not meet the definition of a “legal entity.”

The Company also considered whether the Undivided Interests should be accounted for using the equity method of accounting pursuant to ASC 323 Investments – Equity Method and Joint Ventures. The ASC Glossary defines an “undivided interest” as “an ownership arrangement in which two or more parties jointly own property, and title is held individually to the extent of each party’s interest.”

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Section 2.4.4 of Deloitte's Roadmap, Equity Method Investments and Joint Ventures, indicates that “[b]ecause the guidance in ASC 323-10 applies only to ownership in the form of common stock (or in-substance common stock), an investor that owns an undivided interest in each asset and is proportionately liable for its share of each liability of an investee should not apply the equity method of accounting to such an investment.” That is, an undivided interest in assets is not the same as an equity interest in a legal entity and would preclude application of the equity method.

Further, as neither consolidation under ASC 810 nor the equity method under ASC 323 is the appropriate accounting treatment for the Company’s Undivided Interests, the Company further considered question 2.3.160 of KPMG LLP’s Handbook: Equity Method of Accounting (December 2024) (the “KPMG Guide”):

Background: An undivided interest in an asset is an ownership arrangement in which two or more parties jointly own the asset, and title is held individually to the extent of each party’s interest.

Interpretive response: US GAAP does not specifically address how to account for an undivided interest in non-real estate assets. However, in our experience, such an investor generally accounts for and presents an undivided interest in a specified non-real asset as its proportionate share of the underlying asset. The investor classifies its share of the asset on its balance sheet based on the nature of the asset (e.g. property) and recognizes in the income statement the individual components of its results of operations (e.g. depreciation). An undivided interest in a specified asset generally is outside the scope of Topic 323 because it represents a direct ownership of that individual asset – it is not an interest in an entity that holds the asset. A holder of an undivided interest in a specified asset has proportional ownership of that asset.

The KPMG guide also states that “an investor applies the equity method to an undivided interest in real property if that property is subject to joint control. Joint control exists when the approval of two or more of the venturers is required for decisions about the financing, development, sale and operations of the real property.”

The Company additionally considered the following from the January 19-20, 2000, EITF meeting related to EITF00-1:

At the January 19–20, 2000 EITF meeting, there was general agreement that if (a) an investor holds an undivided interest in each asset, (b) an investor is proportionately liable for each liability, and (c) no separate legal entity exists, then that investor should display on a proportionate gross basis those assets and liabilities in its balance sheet and the related results of operations in its income statement. (emphasis added)

As the Production Assets do not represent real estate assets, the Company concluded it should account for its Undivided Interest in the Production Assets based upon the proportion of the Undivided Interests that it holds in each Production Asset, in a manner similar to proportionate consolidation consistent with the EITF guidance cited above.

•	Tell us how Jamalco specifically impacts your financial statements, including the line items and consolidation methods applied to related items on your statements of

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operations and balance sheet. Clarify which statement of operations line items include proportionate amounts and describe the nature of each item included. Specify how and where you record depreciation expense related to the undivided interests in individual fixed assets.

COMPANY RESPONSE:

As previously stated, the Company fully consolidates the Jamalco JV’s results of operations in accordance with ASC 810. In addition, the Company records its Undivided Interests in the Production Assets, which includes the land, buildings, equipment, refinery and mining operation assets, as a component of Property, plant and equipment – net. The depreciation expense related to the Company’s Undivided Interests in the Production Assets is a component of Cost of goods sold. This is consistent with the guidance in question 2.3.160 in the KPMG Guide cited above.

The following tables indicate with an “X” the financial statement line items that include impacts from the Jamalco JV within the statement of operations and balance sheet:

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In accordance with ASC 810-10-50-1A, the Company discloses separately on the face of the consolidated financial statements (1) consolidated net income and consolidated comprehensive income and (2) the related amount attributable to the Government of Jamaica as a noncontrolling interest and the related amount attributable to the Company. The Net income attributable to noncontrolling interest represents the Government of Jamaica’s proportionate share of the Jamalco JV’s net income, in accordance with the JV agreement.

•	In regards to the Jamalco purchase price acquisition on page 64 of your fiscal year 2024 Form 10-K, tell us and quantify the specific assets or liabilities, if any, that are recorded on a proportionate basis.

COMPANY RESPONSE:

All of the assets and liabilities enumerated in the purchase price allocation of Jamalco were fully consolidated upon acquisition. The Company acquired $217.2 million of property, plant and equipment, $190.5 million of which represent the Company’s Undivided Interest in the Production Assets.

Note 19. Business Segments, page 97

2.	Regarding the analysis of similar economic characteristics provided in your response to prior comment 2, please provide us with a revised analysis that includes the following information:

•	The underlying historical and projected financial and other data you considered in concluding that the aggregated operating segments have similar economic characteristics under ASC 280-10-50-11. Include quantitative data for revenues and any measures of segment profitability you considered, by year, for each operating segment. Explain how any projections that you considered were developed as well as the key assumptions.

•	An analysis of the economic characteristics for each individual operating segment, including a quantified discussion of revenue and the measures of segment profitability considered for the historical and forecasted periods and related trends. As part of your analysis, discuss the impact of regional premiums on pricing, value-added aluminum products, the key production costs you describe on page 4 of your fiscal year 2024 Form 10-K, and other significant factors impacting historical and projected periods. Specifically discuss differences in the types of costs for the production of alumina and aluminum.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has considered the aggregation criteria outlined in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

As discussed in our previous response, each of our operating segments share similar economic characteristics, particularly in their dependence on similar and often identical commodity inputs and prices, market conditions, and production processes.

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See table below for quantitative data regarding revenue and profitability for each historical operating segment:

[***]

In relation to our smelting operating segments, the sale price of aluminum is comprised of: (1) the commodity base price found on the London Metal Exchange (LME), (2) a regional premium for U.S. Midwest Premium (MWP) or European Duty Paid Premium (EDPP), and (3) a premium for value-added products (VAP). Similarly, in the Jamalco operating segment, the sale price of alumina is comprised of the commodity base price, known as the Alumina Price Index (API), plus a regional premium (Atlantic Differential). In each case, regional premiums account for costs such as tariffs, transportation, warehousing, and other similar factors which are necessary to compensate the supplier for delivery of the product into the applicable region.

VAPs are aluminum products where standard grade molten aluminum is alloyed and cast into specified forms rather than cast as standard grade aluminum and thus earn an additional premium. Similar to the commodity price, VAP premiums are dictated by supply and demand dynamics, and sale contracts are usually based off a formula equal to (i) LME price, plus (ii) regional premium price, plus (iii) published VAP premium indices. All three operating smelters, Grundartangi, Sebree, and Mt. Holly, produce or have the capability to produce two forms of VAPs, billet and Primary Foundry Alloy (PFA), using the same production process.

Projections for 2025-2027 were developed in accordance with the Company’s corporate annual planning process. The projections for each operating segment use the same assumptions for important commodity price data and other market assumptions (the “Global Market Assumptions”) which were then incorporated into the projections for each operating segment and then combined into a single consolidated projection and presented to the Chief Operating Decision Maker for approval. The Global Market Assumptions are listed in the table below and include outlooks for metal prices, regional premiums, key raw materials and energy. Specifically, the Global Market Assumptions include prices for aluminum, alumina, carbon (mainly coke and pitch), caustic soda, and energy (mainly electrical power and heating fuel). The Global Market Assumptions are based on available forward prices from metal exchanges and other sources of readily available third-party market data.

The projections for each operating segment were developed by applying the Global Market Assumptions with controllable costs and operational key performance indicators. Controllable costs for each operating segment include estimates of labor expense, maintenance, supplies, and other indirect costs such as taxes and insurance. Operational key performance indicators for each

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operating segment include estimates for energy efficiency, consumption factors for key input raw materials, and total production volume. Each operating segment’s forecast has historically been consolidated into a single operational projection and presented to the Company’s Chief Operating Decision Maker (“CODM”) for approval.

The charts below illustrate the material cost drivers for the 5-year period from 2023-2027 (projected) and reflect the same market price inputs as well as controllable costs and key performance indicators.

For the Sebree, Mt. Holly and Grundartangi operating segments (prepared solely for purposes of this analysis – see “Conclusion and Updated Internal Reporting and Operating Segment” below):

[***]

For the Jamalaco operating segment (prepared solely for purposes of this analysis – see “Conclusion and Updated Internal Reporting and Operating Segment” below):

[***]

As discussed in our previous response, global alumina prices have been strongly correlated to global aluminum prices, averaging between 15%-18%. Our future period forecasts were based on this historical relationship between API alumina and LME aluminum prices. The following table illustrates the historical relationship between API alumina and LME aluminum prices on a 5-year moving average basis.

Fiscal year 2024 experienced record high alumina prices due to abnormal disruptions in the alumina markets which temporarily disrupted the global supply of alumina, thereby temporarily increasing Jamalco’s EBITDA margins. Global alumina supply and prices have already returned

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to historical levels as of the second quarter of 2025, and we have assumed historically normalized pricing levels in forecasted periods.

Please note, Jamalco’s results prior to our acquisition on May 2, 2023, were not considered in developing forecasts due to its recent period of operational distress and the substantial recovery efforts that have been undertaken to restore Jamalco’s operations. As previously noted in our prior responses, Jamalco experienced a fire in its power generation facility in 2021 that resulted in significant equipment damage and a total stoppage of production at the refinery for more than ten months. Even in the period immediately prior to Century's acquisition of the business, the facility was only operating at partial capacity. As we evaluated this period of past performance, we concluded that it would be inappropriate to use the production and operational data from this period and that any attempt to do so would not have resulted in accurate forecasts. For reference, Jamalco’s nameplate capacity is 1.4 million tonnes of annual alumina production. In 2024, under its first full year under the Company’s control, Jamalco produced approximately 1.1 million tonnes, returning to production levels immediately prior to the fire in 2021. Projections include multi-year capital projects designed to bring production to approximately 94% of its capacity in 2027 and reduce its cost structure to pre-fire levels and thereby improving profitability.

Based on the qualitative and quantitative discussions above, the Company continues to believe that its operating segments are both qualitatively and economically similar and meet the criteria to aggregate into a single reportable segment pursuant to the guidance in ASC 280-10-50-11.

3.	In addition to the information requested above in response to prior comment 2, please provide the financial or other data you considered in evaluating the similarity of the characteristics in ASC 280-10-50-11(a)-(e). As part of your response, provide the following separately for each operating segment:

•	Revenue from each type of product sold, including, but not limited to, alumina, standard grade aluminum, and each type of value-added aluminum product. Separately quantify amounts sold to external customers and to other operating segments.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and provides the following information.

As discussed in our previous response, each of our operating segments share similar economic characteristics, particularly in their dependence on similar and often identical commodity inputs and prices, market conditions, and production processes. As shown in the table below, each of our operating segments receive the vast majority of their revenues by virtue of the value of the standard grade aluminum or alumina produced by such segment, as represented by the “LME” and “API” rows in the tables below. These prices are the same across each operating segment. Each operating segment then also receives a regional premium, and for those products where the standard grade aluminum is cast into a VAP, they also receive a VAP premium. The Company notes that all revenue generated at Sebree, Mt. Holly and Grundartangi smelters was from external customers and that most of the Company’s ratable portion of the alumina produced at Jamalco was sold to internal customers (i.e. the Company’s other operating segments).

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See table “Operating segment - Revenue $MM” below for quantitative data by operating segment:

[***]

•	Revenue from external customers and sales to other operating segments, by type or class of customer.

COMPANY RESPONSE:

Century primarily sells its products to third-party traders who purchase with the intent to on-sale or trade the products. The vast majority of other customers purchase aluminum or alumina for use in their own manufacturing processes, primarily in the aluminum extrusion industry. Significant customer categories from each operating segment are similar across Century’s operating segments and listed in the following customer table. See table “Operating segment - Customer Class Volume (MT)” below for quantitative data by operating segment and by type or class of customer:

[***]

The Company’s primary strategic rationale for the Jamalco acquisition was to secure a long-term supply of high-quality alumina for use in its aluminum smelters. Prior to the Jamalco acquisition, the Company had no captive source of alumina (the most critical raw material in the production of primary aluminum) and any disruption in the Company’s alumina supply would have been considered a significant risk to the aluminum production operations at the smelters. As such, management primarily viewed securing a captive source of alumina as a supply chain risk mitigation exercise for the benefit of the Company’s smelters and not as an entry into a significant new line of business for the Company.

To this end, the Company’s 55% share of Jamalco’s production has been, and continues to be, primarily consumed on an intercompany basis by our aluminum smelters in a vertically integrated production model. The only notable exception to this was in the periods immediately after the Jamalco acquisition during which time the Company was required to honor legacy contracts to supply alumina to third parties. All of those legacy third party contracts have now been fully satisfied and have not been renewed.

•	Financial or other data illustrating the method of product distribution for sales to external customers and to other operating segments and, for each method, a description of differences in the cost to distribute, impacts on product pricing, and risks associated with each.

COMPANY RESPONSE:

Products from Sebree and Mt. Holly are generally distributed to customers by truck and products distributed from Grundartangi and Jamalco are generally distributed by ocean vessel. The difference in distribution methods is driven by geographic locations of production and the end customer. Sebree and Mt. Holly sell all products domestically, and transport by truck is usually

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most cost effective. The island locations at Grundartangi and Jamalco require ocean vessel transport to reach their customers.

As shown in the table below, the costs to distribute the Company’s products are similar and are not material to the overall value of the product produced. Similarly, the method of product distribution does not have a material impact on product pricing or the risks associated with the Company’s business. See table “Freight $/MT” below for quantitative data freight cost per tonne of aluminum transport:

[***]

•	To the extent there are differences in the financial or other data between each of your operating segments, tell us the reasons for the differences and explain why you believe the aggregated operating segments are similar for each characteristic in ASC 280-10-50-11(a)-(e). For example, if there are differences in the types or mix of products sold by each of your operating segments, tell us the reasons for the differences and explain why you believe the nature of the products sold are similar.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that its operating segments are both qualitatively and economically similar and meet the criteria to aggregate into a single reportable segment pursuant to the guidance in ASC 280-10-50-11. In addition to the quantitative factors (financial and others) described elsewhere in this letter, ASC 280-10-50-11 provides that the following qualitative criteria should be evaluated for potential operating segment aggregation into one reportable segment: (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment.

Each of the Company’s three smelters produces the same products (see table above), uses the same production process, sells to substantially similar customer bases (see table above), and operates within a substantially similar regulatory environment. Likewise, the Company also believes that its Jamalco operations are substantially similar to the Company’s three smelters notwithstanding Jamalco’s position upstream from the smelters in the aluminum production process. We respectfully note the Company’s previous detailed analysis on these points and reaffirm the Company’s prior comments with respect to the qualitative factors found in ASC 280-10-50-11.

More importantly, the Company respectfully reiterates its view that the process of making aluminum can only be properly understood as one continuous, uninterrupted process, from mine to metal. Every step in this process is designed and intended to be interdependent on the step before and after it in the process. From the time that bauxite is mined from the earth, its only intended purpose is to be turned into a usable form of primary aluminum, and the Company has organized its business around this singular animating philosophy. Management personnel and systems, financial integration, operational execution, governance and risk oversight, regulatory compliance, and every other aspect of the Company’s operations are designed to run the business from mine to metal as a single supply chain, following the natural manufacturing process for

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aluminum. Indeed, even the Company’s customers and shareholders have increasingly asked about and expected the Company to have greater control, visibility and influence over the entire process of aluminum manufacturing, evidencing a growing acknowledgment of the intrinsic linkages in this manufacturing process.

4.	For each of your operating segments, provide us with a more detailed description of the production process for each type of product sold either to external customers or to other operating segments, including, but not limited to, the equipment, labor, materials, and facilities. To the extent there are differences in the production processes between each of your operating segments, tell us the reasons for the differences and explain why you believe the production processes are similar. Refer to ASC 280-10- 50-11(b). Please address the following items in your response:

•	Specifically describe each of the bauxite mining and the alumina refining production processes at Jamalco, tell us whether bauxite mining and alumina refining take place at your other operating segments, and, if not, the reasons for the difference.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment. As discussed above and in our previous response, the process of making aluminum can only be properly understood as one continuous, uninterrupted process, from mine to metal. The sole purpose of the entire production process, from bauxite mining to alumina refining to aluminum smelting is to refine and isolate the pure aluminum content from the bauxite into a usable primary aluminum product. For this reason the two operations are symbiotic, not merely related, and the production processes are often interdependent, e.g. in terms of raw material supply and processing capabilities, and in many aspects interchangeable, e.g. in terms of labor force, technical resources and supply chain facilities. Both alumina and aluminum production require sophisticated, capital intensive refining and smelting technologies that require uninterrupted operations 24 hours-per-day, 7 days-per-week.

As shown in more detail below, alumina and aluminum production also share common infrastructure, such as energy-intensive production facilities, specialized production equipment, sophisticated logistics, high levels of capital investment, similar labor types and chemical processes that consume significant amounts of power to produce the end product. Set forth below is a more detailed description of the principal equipment, processes and transportation for each of the Company’s operating segments.

o	Mt. Holly

▪	Equipment: Mobile equipment, material handling equipment, conveyors and cranes

▪	Labor: Salaried and hourly employees and contractors

▪	Materials: Alumina, coke, pitch, aluminum fluoride

▪	Facilities: Potlines, carbon and casthouse

▪	Chemical Process: Involves reducing alumina in molten cryolite to produce aluminum through a series of chemical reactions

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▪	Energy Source: Requires significant amount of electrical energy for heating and chemical reactions

▪	Output: Aluminum is cast into standard grade products or alloyed and cast into billets or foundry products

▪	Transportation: Aluminum is transported via railway and trucking

o	Sebree

▪	Equipment: Mobile equipment, material handling equipment, conveyors and cranes

▪	Labor: Salaried and hourly employees and contractors

▪	Materials: Alumina, coke, pitch, aluminum fluoride

▪	Facilities: Potlines, carbon and casthouse

▪	Chemical Process: Involves reducing alumina in molten cryolite to produce aluminum through a series of chemical reactions

▪	Energy Source: Requires significant amount of electrical energy for heating and chemical reactions

▪	Output: Aluminum is cast into standard grade products or alloyed and cast into billets or foundry products

▪	Transportation: Aluminum is transported via railway and trucking

o	Grundartangi

▪	Equipment: Mobile equipment, material handling equipment, conveyors and cranes

▪	Labor: Salaried and hourly employees and contractors

▪	Materials: Alumina, coke, pitch, aluminum fluoride

▪	Facilities: Potlines, carbon and casthouse

▪	Chemical Process: Involves reducing alumina in molten cryolite to produce aluminum through a series of chemical reactions

▪	Energy Source: Requires significant amount of electrical energy for heating and chemical reactions

▪	Output: Aluminum is cast into standard grade products or alloyed and cast into billets or foundry products

▪	Transportation: Aluminum is transported via ocean vessels

o	Jamalco

▪	Equipment: Mobile equipment, material handling equipment, conveyors and cranes

▪	Labor: Salaried and hourly employees and contractors

▪	Materials: Bauxite[1], caustic soda, heavy fuel oil

▪	Facilities: Mines, powerhouse, refinery, port

▪	Chemical Process: Involves reducing bauxite in caustic soda to produce alumina through a series of chemical reactions

▪	Energy Source: Requires significant amount of thermal energy for heating and chemical reactions

1 Bauxite is a sedimentary rock with high aluminum content. It is typically found near the surface and is extracted through open-cut mining methods and then refined into alumina. The alumina is then further refined into aluminum in the smelter operating segments.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 14]

April 25, 2025

▪	Output: Produces alumina suitable only for producers of primary aluminum (i.e. smelters)

▪	Bauxite Processing: The extracted bauxite is crushed and washed to remove impurities like clay and organic materials

▪	Transportation: The alumina is transported to smelters by ocean vessels

Although the bauxite mining and alumina refining that takes place at Jamalco does not take place directly at the Company’s aluminum smelters, the alumina production process does feed directly into the aluminum production process at the smelters. The only difference from an integrated production site is that the alumina is transported to the smelters via an ocean vessel instead of a conveyor.

•	Describe the production processes for each of the different value-added aluminum products sold at each applicable operating segment and explain whether there are differences and whether each operating segment has the ability to manufacture the same value-added aluminum products.

COMPANY RESPONSE:

Value-added products (VAPs) in aluminum production are those that have undergone alloying and casting to enhance their properties and usability. Century produces the following value-added products:

▪	Billets: Log-shaped castings produced in various diameters and lengths used for producing extrusions (profiles) for construction, industrial, transportation, and automotive applications.

▪	Primary Foundry Alloys (PFA): Aluminum alloys with enhanced properties for casting applications used in the production of automotive parts, machinery, and other cast products.

The production processes for making VAPs includes:

▪	Alloying: Pure molten aluminum is mixed with other elements (e.g., silicon, magnesium) to create specific alloys.

▪	Casting: Molten aluminum is poured into molds to form cylindrical billets or ingots for foundry applications.

All three operating smelters, Grundartangi, Sebree, and Mt. Holly produce or have the capability to produce billet and PFA using the same production processes. While Jamalco’s mining and refining process does not create any value-added products, Jamalco plays a direct role in the production processes for making VAPs by providing alumina, the key material input, to our smelters.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 15]

April 25, 2025

•	As described on page 3 of your fiscal year 2024 Form 10-K, tell us why the Grundartangi facility in Iceland is supplied with carbon anodes by the Vlissingen facility in the Netherlands while other facilities in the United States produce anodes at on-site facilities. Also tell us how carbon anodes are delivered by Vlissingen to Grundartangi.

COMPANY RESPONSE:

The Grundartangi facility in Iceland is supplied with carbon anodes from the Vlissingen facility in the Netherlands due to the lack of local natural gas resources in Iceland, while the U.S. facilities produce anodes at on-site taking advantage of readily available, low-cost natural gas. In each case, the production of carbon anodes involves mixing petroleum coke with coal tar pitch to form a paste, which is then molded into blocks. These blocks are baked at high temperatures in large, natural gas-fired furnaces. This baking process, which typically takes 2 weeks, solidifies the blocks and enhances their electrical conductivity and mechanical strength. Natural gas is not available in Iceland in sufficient quantities for carbon anode baking and it would be cost-prohibitive to import the necessary natural gas.

In order to provide a similarly dedicated supply of carbon anodes to the Grundartangi facility as the U.S. facilities have, the Company purchased a carbon anode facility in Vlissingen, Netherlands, where natural gas is more accessible. The finished carbon anodes are then shipped to Grundartangi on ocean vessels. In the United States, natural gas is both readily available and relatively inexpensive. Consequently, it is more efficient to co-locate carbon anode plants on-site with the smelting potlines, optimizing resource use and reducing transportation costs. Other than transporting the anodes to Grundartangi by ocean vessel (instead of conveyor as at the U.S. facilities), the production process of the carbon anodes is identical.

5.	Describe the regulatory environment related to Jamalco’s bauxite mining operations, including the complex permitting and approval rules described in your fiscal year 2023 Form 10-K. Tell us whether such regulatory considerations are applicable to your other operating segments. Refer to ASC 280-10-50-11(e).

The Company acknowledges the Staff’s comment and sets forth below a description of the regulatory environment applicable Jamalco’s bauxite mining operations. For additional context, our risk factor disclosures contained in our 2023 Form 10-K with respect to Jamalco was prepared while Jamalco’s operations were being integrated into the Company and such disclosures at that point were necessarily broad in nature. As Jamalco’s operations have been integrated into the Company’s operations, management has observed that the overall regulatory environment in which Jamalco operates as an integrated entity is quite similar to the Company’s other operating segments, including with respect to permitting, environmental regulations, safety standards, and industry-specific guidelines. The Company’s risk factor disclosures with respect to Jamalco have been revised in our Form 10-K for the year ended December 31, 2024. The Company further notes that the permitting and overall regulatory processes applicable to Jamalco’s operations since the Company’s acquisition of its interest in Jamalco have proven to be efficient and have not presented undue burden.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 16]

April 25, 2025

Moreover, the Company respectfully advises the Staff that Jamalco’s bauxite mining operations are, and always have been, designed and intended to be linked to Jamalco’s alumina refining operations and neither component of Jamalco’s operations has ever existed without the other. As such, the Company believes that the fully integrated nature of Jamalco’s bauxite mining and alumina refining operations should always be viewed and assessed in its entirety and that any analysis of only a portion of Jamalco’s integrated operations would be inappropriate and ineffective from an operational, economic, and health and safety perspective.

The primary activities undertaken by Jamalco with respect to its bauxite mining activities include (i) obtaining mining leases to allow access to the bauxite, (ii) mining of the bauxite, and (iii) land reclamation activities. Each of these activities is discussed in more detail below along with an explanation of the material regulatory framework applicable to each.

•	Mining Leases: In Jamaica, the mining of bauxite is permitted pursuant to mining leases issued by the Ministry of Agriculture, Fisheries and Mining and associated permits from the National Environment Planning Agency (“NEPA”). Jamalco’s mining leases provide it with the right to mine the subsurface bauxite deposits in a specified area.

•	Mining of Bauxite: In Jamaica, the Commissioner of Mines (the “Commissioner”) has general regulatory oversight over all mining activities, including ensuring that mining operations adhere to the laws, regulations, and safety standards. The Commissioner, along with the Jamaican Bauxite Institute, conducts regular inspections of mining sites to monitor operations, ensuring they comply with environmental, safety, and health regulations. This helps mitigate risks and promotes responsible mining practices. NEPA is responsible for issuing permits for mining operations. This includes evaluating applications, conducting assessments, and ensuring that mining companies comply with environmental standards.

•	Land Reclamation: Following completion of mining in a certain plot, Jamalco will rehabilitate the plot and obtain certification from the Commissioner of completion of reclamation in compliance with applicable standards.

Beyond these narrowly focused mining regulations, Jamalco and the Company’s smelters operate in similar regulatory environments, including health, safety, labor and environmental regulations. To this end, certain key operating metrics, such as safety and environmental performance, are measured and managed using the same primary operating metrics at Jamalco as are used at the Company’s smelters.

Additionally, Jamalco faces the same environmental concerns regarding emissions and sustainability that impact all of the Company’s operations, creating a common regulatory burden for both Jamalco and the Company’s aluminum smelting facilities. In particular, both processes generate waste products and require careful management of environmental impacts, such as emissions and waste disposal and must meet government mandated regulations for air quality and disposal. Additionally, safety regulations and performance for each of the Company’s operating segments, including Jamalco, are measured via the same statistics, consisting of (1) “Total Case Incident Rate” to measure the number of injuries and (2) “Days Away, Restricted, Transferred” which measures the severity of injuries. Both are measures of work-related injuries and common safety metrics used in the aluminum industry.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 17]

April 25, 2025

6.	You indicate on page 14 of your fiscal year 2024 Form 10-K that your international operations expose you to political, economic, regulatory, currency and other related risks which may materially adversely impact your business and reference your significant operations in Iceland, the Netherlands, and Jamaica.

•	Tell us your consideration of whether the Vlissingen carbon anode production facility meets the definition of an operating segment under ASC 280-10-50-1.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Vlissingen carbon anode production facility does not meet the definition of an operating segment under ASC 280-10-50-1. Although discrete operating and financial information is available and it recognizes revenue, which is all intercompany, and incurs expenses to produce anodes, its operating and financial results are not regularly reviewed by our chief operating decision maker and therefore does not meet the definition of an operating segment under ASC 280-10-50-1.

•	Explain how you considered the factors you described on page 14, including, but not limited to, foreign laws and regulations, increased costs to adapt systems and practices to those used in foreign countries, taxes, export duties, tariffs and other trade barriers, and exposure to inflation and currency exchange rates, when you evaluated the similarity of your operating segments for aggregation pursuant to ASC 280-10-50-11

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in connection with its analysis of the criteria in ASC 280-10-50-11, the Company considered the similarity of the regulatory environment among the foreign countries we operate in. Our international operations are not subject to unique regulatory environments. While the specific laws and regulations may vary from country to country, the nature and scope of compliance obligations with respect to the regulations are similar with objectives to (1) promote the health and safety of our employees and members of the surrounding communities we operate in and (2) mitigate the environmental impact from our operating facilities to the surrounding areas and communities. The Company also considered the financial impact of our exposure to inflation and currency exchange rates and determined there is not a significant difference among the economic characteristics of our operating segments. The sale price for primary aluminum globally is determined on the London Metal Exchange (LME) and is priced in USD. Regional premiums added onto the LME price are determined by geographical region but are also priced in USD for both U.S. and European markets. Alumina sale price is determined on the Alumina Price Index and is priced in USD along with any differential for geographic location. There is not a significant difference between operating segments due to inflation or currency exchange rates because all of the revenues earned are priced in USD and based on public exchanges or market indices. In addition, the majority of input costs at the operating segments are priced in USD limiting any material impact from inflation or currency fluctuations. Foreign currency fluctuations had an immaterial impact on all periods presented in our 2024 Form 10-K.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 18]

April 25, 2025

7.	We note your disclosure on page 16 of the fiscal year 2024 Form 10-K that “[j]oint ventures inherently involve unique and special risks” related to business goals that joint venture partners may have and actions they may take and that “the unincorporated nature of Jamalco’s joint venture structure is highly complex and atypical when compared to commonly observed legal entity structures across many jurisdictions.” Tell us how you considered Jamalco’s structure as well as the presence of a noncontrolling interest and partner in your evaluation of the similarity of operating segments for aggregation purposes.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in connection with its analysis of the criteria in ASC 280-10-50-11, the Company did consider Jamalco’s corporate structure and the presence of its joint venture partner and concluded that neither of these factors prevented the aggregation of Jamalco with the Company’s other operating segments.

ASC 280-10-50-11 provides that the following qualitative criteria should be evaluated for potential operating segment aggregation into one reportable segment: (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment. We note that none of these qualitative criteria mention the corporate form of a business, or the type and/or number of shareholders or partners a business has as potential factors that might prevent aggregation. Furthermore, we understand these criteria to be broadly applicable to many different types of businesses regardless of corporate form.

The Company continues to believe that the historical aggregation of Jamalco with its other operating segments is appropriate under the criteria outlined above because (i) the Company manages its Jamalco operations using the same management team and the same reporting structure that also manages the aluminum smelters, (ii) the economic performance of Jamalco and each of the Company’s smelters has historically been evaluated by the CODM utilizing the same primary financial metric, Adjusted EBITDA, and (iii) Jamalco and the Company’s smelters operate in similar regulatory environments, including health, safety, labor and environmental regulations. Additionally, other key operating metrics, such as safety and environmental performance, are measured and managed using the same primary operating metrics at Jamalco and the Company’s smelters.

The Company’s disclosure on page 16 of the fiscal year 2024 Form 10-K was designed to call attention to the unique attributes of unincorporated joint ventures such as joint and several liability, potential tax implications, and exposure to the non-commercial priorities of the Government of Jamaica as our JV partner. The Company believes that the disclosure of these risks is prudent and appropriate; however, the Company does not believe that any of such risks are disqualifying reasons under ASC 280-10-50-11 to prevent the aggregation of Jamalco with the Company’s other operating segments.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 19]

April 25, 2025

Conclusion and Updated Internal Reporting and Operating Segment

As described above, the Company has organized itself, including management personnel and systems, financial processes, operational execution, governance and risk oversight, regulatory compliance, and every other aspect of the Company’s operations to assess and manage the business on a holistic basis, from mine to metal, which tracks the upstream manufacturing process for aluminum. To reflect this operational and organizational fact, and to further enhance the reporting of its financial and operating results, the Company respectfully advises the Staff that, beginning with the quarter ended March 31, 2025, the Company’s CODM no longer routinely receives discrete financial information for Jamalco or any of the Company’s smelters. Instead, the CODM receives information presented on a consolidated basis, and the CODM uses the U.S. GAAP measure of consolidated Net Income to evaluate the Company’s performance on a consolidated basis. This change better reflects how the CODM makes strategic and resource allocation decisions for the Company; while discrete financial information is available for each of the Company’s former operating segments, it is not used for this purpose as the CODM views, and the Company manages, its four former operating segments as one business or segment. This is further supported by the fact that the management structure, personnel, systems, financial integration, operational execution, governance and risk oversight, regulatory compliance, and every other aspect of the Company’s operations are designed to run the business from mine to metal as a single supply chain, following the natural manufacturing process for aluminum. For example, the Company does not have operating segment managers for the former four operating segments who directly report to our CODM. This further indicates that the Company has only one operating and reportable segment as of March 31, 2025, under ASC 280-10-50-7.

We note that, although the CODM previously received discrete financial information for Jamalco beginning with the Company’s acquisition of the business on May 2, 2023, this was done as a necessary initial step to ensure an orderly acquisition process and to monitor and evaluate Jamalco’s integration into the Company’s broader portfolio of operations. Now that Jamalco’s operations are fully integrated into the Company’s operating and management systems, the CODM no longer requires, nor is he routinely provided with, detailed financial performance metrics or discrete financial information or a measure of profitability for Jamalco. The Company’s approach and philosophy with respect to the Jamalco acquisition has been to take a conservative and cautious approach initially following the acquisition until a requisite level of integration and stability had been established, after which a more normalized operating environment was expected to emerge. This approach has been consistently applied to all aspects of the Company’s integration efforts including operational integration, risk management activities, risk factor and other public disclosures, and other acquisition-related matters.

Given the change in information provided to the CODM, in addition to the other factors and considerations described above, the Company has determined that none of its individual smelters nor Jamalco meet the definition of an operating segment. As a result, the Company has determined that it has only one operating segment and thus one reportable segment. In accordance with ASC 280-10-50-34, the corresponding information for earlier periods presented in current reports will be recast to conform to the updated presentation, beginning with the interim financial statements to be filed in the Company’s March 31, 2025, Quarterly Report on Form 10-Q.

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 20]

April 25, 2025

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3112.

Sincerely,

/s/ Peter A. Trpkovski

Peter A. Trpkovski

Chief Financial Officer

Confidential Treatment of Certain Portions

of the Response to Comments 2 and 3 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 21]